Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

VANC PHARMACEUTICALS INC.

615-800 West Pender Street

Vancouver, BC V6C 2V6 (the “Company”)

Item 2 Date of Material Change

July 30, 2014

Item 3 News Release

The news release was disseminated on August 6, 2014 by way of the facilities of Stockwatch and Market News.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4 Summary of Material Change

The Company announced that it has changed its name from Nuva Pharmaceuticals Inc. to Vanc Pharmaceuticals Inc.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it has changed its name from Nuva Pharmaceuticals Inc. to Vanc Pharmaceuticals Inc.

The Company has since received TSX Venture Exchange approval and at the open of the market on Wednesday, August 7, 2014, the Company will be trading under its new name Vanc Pharmaceuticals Inc. The trading symbol of the Company will not change and will remain to be NPH.  The CUSIP and ISIN numbers have changed to 92143R105 and CA 924143R1055 respectively.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Jamie Lewin, Chief Financial Officer

Business Telephone: 604.687-2038

Facsimile: 604.687-3141

Item 9 Date of Report

August 7, 2014